Filed by Frontier Group Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

SEC File No.: 001-35186

Date: February 7, 2022

The following letter is being filed in connection with the proposed business combination of Spirit Airlines, Inc. (“Spirit”) and Frontier Group Holdings, Inc. (“Frontier”):

February 7, 2022

Dear Frontier Flight Attendants,

Following up on Barry’s note earlier regarding our announcement to combine with Spirit Airlines, I am reaching out to provide some additional color and context on the transaction and what this means for you.

I want to start by thanking you for your continued commitment to ensuring the safety of our consumers and providing them with Frontier’s unique brand of superlative and friendly service. You are critical to Team Frontier, and your dedication to our passengers, their safety and their experience with Frontier is at the very heart of everything we do.

Looking ahead, we are excited about what our combination with Spirit means for the future of Frontier and for our flight attendants. We are going to provide more ultra-low fares to more travelers in more destinations across the United States, Latin America and the Caribbean. Together, we will be America’s Greenest Airline, flying the youngest fleet in the United States, with over 350 new aircraft on order. And we will provide better career opportunities and more stability for current employees with the expectation to add even more team members as we grow.

In short, this combination is a win for our flight attendants, our other team members, and the customers, partners and communities we serve.

What This Means for You

As the face of our company to customers, you will continue to play a crucial role in our airline’s success as we move forward in this next phase.

As you probably know, Frontier and Spirit flight attendants are both represented by AFA-CWA, which should make the process of bringing our teams together smoother. We look forward to working with AFA’s leadership to combine the best two teams in the industry. We anticipate maintaining all of our current bases and growing them over time.

I want to reiterate that this announcement is just the first step toward bringing our companies together. Until the transaction is completed, we will continue to operate as usual. Your pay, benefits and scheduling will remain the same and you will continue to work on Frontier aircraft as usual. The most important thing all of us can do is to focus on continuing to provide our consumers with the safe and friendly service they have grown to expect from Frontier.

We will keep you informed as we move forward. You can always reach out to me or your Inflight leadership team if you have any questions.

Thank you for your tireless efforts and dedication to Frontier, our consumers and your fellow team members. I look forward to the journey ahead.

Sincerely,

Stephen Howell

Sr. Director, Inflight Experience

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.